TAX SHARING AGREEMENT

         Tax Sharing Agreement (the "Agreement"), dated as of June 3, 1999, by and among RIVIERA HOLDINGS CORPORATION, a Nevada corporation ("RHC"), and RIVIERA BLACK HAWK, INC., a Colorado corporation ("RBH").

         WHEREAS, RHC is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and RBH, a wholly-owned subsidiary of RHC, is a member of said affiliated group (the "RHC Group");

         WHEREAS, the RHC Group, to the extent permitted by applicable law, will file consolidated federal income tax returns under the Code;

         WHEREAS, RHC and RBH wish to provide for the allocation of the consolidated deferral income tax liability for the RHC Group;

         NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

     1. DEFINITIONS.

         (a) Terms used in this Agreement shall have the meanings ascribed to them in, and shall be interpreted in accordance with, the relevant provisions of the Code and the regulations and rulings issued thereunder, as from time to time in effect.

         (b) Tax - Regular federal/corporate income tax or federal/corporate alternative minimum tax, together with any and all interest, additions to tax, fines and penalties payable with respect thereto.


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     2.   FILING OF  CONSOLIDATED RETURNS AND PAYMENT OF TAX.

         RHC shall, on a timely basis, file or cause to be filed consolidated federal income tax returns and estimated tax returns for the RHC Group for each taxable year and shall pay in full any Tax shown due on such returns. RHC, in its sole discretion, shall make all elections relating to the filing of such returns, and shall compute the consolidated federal income tax liability of the RHC Group. RBH shall execute such consents and other documents as are necessary in connection therewith.

     3.   ALLOCATION  OF  CONSOLIDATED  FEDERAL  INCOME TAX LIABILITY

         (a) Except as otherwise provided in paragraphs 3(c) and 3(d), RHC and RBH agree that RBH shall pay to RHC shall pay to RHC an amount (not less than zero) equal to the Separate Tax Liability of RBH. The "Separate Tax Liability" of RBH shall be the federal tax liability of RBH for the taxable period, determined as if RBH were at all times subject to federal income taxation as a separate taxpayer, not included or includable in the RHC Group (or in any other consolidated group); provided, however, that such determination shall be made without regard to any carrybacks or carryforwards of any tax attributes of RBH (including, without limitation, net operating losses) that would be available to it if it, at all times, had filed a separate federal income tax return, but which in fact are not available under applicable federal income tax law as a result of its inclusion in the RHC Group; provided, further, that: (i) such determination shall be made giving effect to the modifications listed in Treasury Regulation Section 1.1552-1(a) (2)(ii);(ii) such determination shall be computed using the highest marginal corporate Tax rate in effect for such taxable period; (iii) if, for any taxable period, a Tax would be imposed on RBH pursuant to Section 55 of the Code, the Separate Tax Liability of RBH shall be increased by the

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amount of Tax that would be imposed  on RBH under  such Code  section,  computed using the alternative minimum tax rate set forth in Section 55(b) (1) of the code and taking into account items specified in Section 55(b) (2) of the Code attributable to RBH; (iv) such determination shall be made using the same elections and methods of accounting as are used in determining the consolidated deferral income tax liability of the RHC Group for such taxable period; and (v) notwithstanding any provision herein to the contrary, in no event shall RBH be required to make any payment hereunder to the extent that such payment would cause (or increase) a violation of any "minimum bankroll requirement," or other applicable gaming obligation, except to the extent such payment constitutes RBH's share of the RHC Group's federal income tax liability based on its
contribution   to  the  RHC  Group's   consolidated   taxable  income  (as  such
contribution   would   be   determined   under   Treasury   Regulation   Section
1.1552-1(a)(1), regardless of whether such regulation is actually applicable to the RHC Group for any purpose) or is otherwise required of RBH under applicable federal income tax law.

         (b) Not less than fifteen (15) days prior to the day the RHC Group's consolidated federal income tax return is required to be filed in respect of any taxable year (taking account of any extensions thereof), RHC shall provide RBH a schedule that sets forth in reasonable detail the calculation of the Separate Tax Liability for such taxable year. The amount required to be paid by RBH to RHC pursuant to paragraph 3(a) of this Agreement for such taxable year shall be paid not later than five (5) days prior to the date on which the RHC Group's consolidated federal income tax return is required to be filed for such taxable year (taking account of any extension thereof).

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         (c) If the RHC Group is required to make payments of estimated  federal income tax, then, no later than five (5) days from the date the RHC Group would be required to make such payments, RBH shall make payments to RHC in an amount equal to the Estimated Tax Liability of RBH. The "Estimated Tax Liability" of RBH shall be the federal estimated Tax liability of RBH for the taxable period, determined as if the RBH were at all times subject to federal income taxation as a separate taxpayer, not included or includable in the RHC Group (or in any other consolidated group); provided, however, that such determination shall be made without regard to any carrybacks or carryforwards of any tax attributes of RBH (including, without limitation, net operating losses) that would be available under applicable federal income tax law as a result of its inclusion in the RHC Group; provided, further, that: (i) such determination shall be made by giving effect to the modifications listed in Treasury Regulation Section 1.1552-1(a)(2)(ii); (ii) such determination shall be computed using the highest marginal corporate Tax rate in effect for such taxable period; (iii) if, for any taxable period, a Tax would be imposed on RBH pursuant to Section 55 of the Code, the Estimated tax Liability of RBH shall be increased by the amount of Tax that would be imposed on RBH under such Code section, computed using the alternative minimum tax rate set forth in Section 55(b)(1) of the Code and
taking  into  account  items   specified  in  Section  55(b)  (2)  of  the  Code
attributable to RBH (iv) such determination shall be made using the same elections and methods of accounting as are used in determining the consolidated federal income tax liability for the RHC Group for such taxable period; and (v) notwithstanding any provision herein to the contrary, in no event shall RBH be required to make any payment hereunder to the extent that, prior to giving effect to the Operating Agreement, such payment would cause (or increase) a violation of any "minimum bankroll

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requirement" or other applicable  gaming  obligation,  except to the extent such payment constitutes RBH's share of the RHC Group's consolidated taxable income (as such contribution would be determined under Treasury Regulation Section 1.1552-1(a)(1), regardless of whether such regulation is actually applicable to the RHC Group for any purpose) or is required of RBH under applicable federal income tax law.

         Any payment made by RBH to RHC pursuant to this paragraph 3(c) shall be applied to reduce the amount, if any, owing by RBH to RHC for the corresponding taxable year pursuant to paragraphs 3(a) and 3(b). Any excess of the aggregate of payments made by RBH pursuant to this paragraph 3(c) during a taxable year over the payment, if any, owing by RBH to RHC for such taxable year pursuant to paragraphs 3(a) and 3(b), shall be repaid to RBH by RHC: (i) to the extent such excess (or part thereof) represents all or a part of a tax refund to be received by the RHC Group, such repayment to be made not later than five (5) days after the receipt of such refund; (ii) to the extent such excess (or part thereof) represents all or part of a credit against the RHC Group's estimated Tax for a succeeding taxable year, not later than five (5) days after an estimated Tax payment against which such excess is credited otherwise is to be paid by RHC; or
(iii) to the extent clauses (i) of this paragraph 3(c) and (ii) of this paragraph 3(c) do not apply to such excess (or a portion thereof), not later than the date on which the RHC Group's consolidated federal income tax return is required to be filed (taking into account any extension thereof).

         (d) If the calculation of the Separate Tax Liability of RBH for any tax year results in a net operating loss ("BH NOL"), RHC shall credit the RBH NOL against the amount which RBH would otherwise have to pay to RHC in the next succeeding tax year or years until

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the RBH NOL is used up but only so long as RBH remains part of the RHC Group for federal income tax purposes. When RBH ceases to be part of the RHC Group for federal income tax purposes it shall have no further right of any kind against RHC as to any unused portion of the RBH NOL.

     4.   CHANGES IN TAX  LIABILITY FOR A TAXABLE YEAR.

         (a) If any RHC Group consolidated federal income tax for a taxable year is changed or otherwise adjusted (including, without limitation, by reason of (i) a "determination" within the meaning of Section 1313(a) of the Code, (ii) the RHC Group's filing an amended federal income tax return, or (iii) any of the events specified in Section 6213(b) or (d) of the Code), then the amount of the payments required from RBH to RHC under paragraphs 3(a) and (c), or RHC to RBH under paragraph 3(c), as the case may be, shall be recomputed by substituting the Separate Tax Liability of RBH, or the loss, deduction or credit of RBH as computed after giving effect to the changes or adjustments described above in place of the Separate Tax Liability of RBH, or the loss, deduction or credit of RBH as previously computed hereunder. No later than (i) five (5) days before the due date for any additional payment of Tax by the RHC Group, (ii) five (5) days after the receipt of a refund by the RHC Group or (iii) five (5) days after the determination becomes final, the amended return is filed or other event giving rise to the recomputation (if such determination, amended return or other event does not result in any additional tax due or the receipt of a refund), RBH shall pay to RHC or RHC shall pay to RBH, as the case may be, without interest, the difference between (x) the amounts as recomputed by substituting the Separate Tax Liability of RBH, or the loss, deduction or credit or RBH as determined after giving effect to the change or adjustment, and (y) the amounts previously paid

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

hereunder. The parties recognize that such recomputation for a taxable year does not necessarily reflect the final Tax liability for such year, and, hence, the amount of payments due hereunder may be recomputed under this paragraph more than once.

         (b) Payments made pursuant to subparagaph (a) shall include an allocable portion of any interest paid or credited by the Internal Revenue Service (net of tax; provided, such interest shall not be treated as an item of income of RBH). RHC, in its sole discretion, shall determine the amount of any allocable portion of interest under this subparagraph 4(b).

     5.   ALLOCATION OF STATE AND LOCAL INCOME TAX LIABILITY

         For purposes of state and local consolidated, combined and unitary income Taxes (if any), principles analogous to those in Sections 3, 4, 5, 6, 7 and 8 shall be used to determine the liability therefor and the payments to be made. All Nevada or Colorado gaming, business, employee, license and other taxes incurred by RHC or RBH, respectively, that are not described in the preceding sentence shall be solely the responsibility of RHC or RBH, respectively.

     6.   EARNINGS AND PROFITS.

         Any election under Section 1552 of the Code of a method of allocating the tax liability of the RHC Group for purposes of determining the earnings and profits of the members of the RHC Group, including, but not limited to, an election of a method prescribed in Treasury Regulation Section 1.1502-33 (or any successor provision, including Proposed Regulation Section 1.1502-33(d)), and including, but not limited to, a decision not to elect any such method, shall be made by RHC in its sole discretion, and RBH agrees to take whatever action may be necessary to effect any such election.

     7.   TERMINATION OF AFFILIATION

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         (a) The parties  recognize that at some future date RBH may cease to be included in the RHC Group ("Deconsolidation") but continue to be a corporation subject to federal income tax ("Former Member"). In such event, RHC and RBH shall consult and shall furnish each other with information required to prepare accurately (i) the consolidated federal income tax return of the RHC Group for the last taxable year in which RBH was included in the RHC Group, and (ii) the federal income tax returns for all taxable years thereafter of RBH and RHC, respectively, in which the tax liability of either may be affected by their
former   affiliation   (including,   for  example,   the  apportionment  of  any
consolidated net operating loss or capital loss or investment or foreign tax credit to RBH), and (iii) any other consolidated federal income tax return of the RHC Group for a taxable year in which RBH was included in the RHC Group, including information necessary to make the final determination of any tax liability payable with respect to such return to the extent such determination is based on the operations of RBH.

         (b) In connection with any audit by any taxing authority for any period ending on or prior to the date on which RBH is no longer included with RHC in filing a consolidated federal income tax return (the "Deconsolidation Date"), RBH will make available to RHC and its representatives such records and documents in their possession as may be requested by such taxing authority or reasonably requested by RHC to defend against such audit. RBH will cause its employees to (i) cooperate with and assist such taxing authority as requested by such taxing authority in the completion of such audit (except as otherwise instructed by RHC within the bounds of applicable law), and (ii) cooperate with an assist ax personnel and tax counsel of RHC, as may be reasonably requested by RHC in the conduct of all tax audits of tax returns, and also

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with respect to a claim for refund or amended return for any period ending on or prior to the Deconsolidation Date to the extent that such audit, claim for refund or amended return, may involve the operations of the RBH. RHC shall have the sole right to represent the interests of RBH in any tax audit or administrative or court proceeding relating to taxable periods of which end on or before the Deconsolidation Date, including the sole right to enter into a settlement of such audit or proceeding on behalf of RBH. RBH shall forward to RHC any notice it receives of any tax audit for any taxable period ending on or prior to the Deconsolidation Date.

         (c) RHC, upon request, will furnish RBH a complete and accurate statement of the information which pertains to RBH and which relates to any consolidated federal income tax return filed by the RHC Group for a period, or portion of any period, in which RBH was included in the RHC Group presented in a pro forma separate return format.

         (d) RBH agrees that it will elect or exercise any option then available to it under the Code (or any analogous or similar, state, local or foreign law) to forego the carryback of any net operating loss, net capital loss, or other tax benefit arising in a taxable year beginning on or after the Deconsolidation Date to a taxable year of the RHC Group ending on or prior to the Deconsolidation Date. If the Code requires such item first to be carried back (and such item cannot, by the making of an election or otherwise, be carried forward without first being carried back), then RBH may file an application with the appropriate taxing authority for a carryback adjustment or the tax for a taxable year in which RBH was included in the RHC Group and a consolidated federal income tax return was filed and shall be entitled to that portion of the actual refund that is attributable to the RBH under the consolidated return regulations; provided, that RBH shall not be entitled to all or a portion of such refund to the extent the items giving rise to

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such carryback have been previously utilized to reduce Separate Tax Liability or
RBH or  previously  give rise to a  payment  to RBH under  this  Agreement.

         (e) Payments that would have been required under this Agreement to or by RBH were RBH still a member of the RHC Group, and with respect to taxable years for which RBH was a member of the RHC Group, shall be made in accordance with principles analogous to those set forth in the above paragraph(s) of this Agreement and at the time(s) set forth therein.

         (f) Whether in contemplation of or pending a deconsolidation or otherwise, RHC shall have the following unilateral rights:

               (i) to determine whether and when to report a worthless stock deduction under Section 165(g) of the Code;

               (ii) to determine the allocation of any consolidated Code Section 382 limitation of the RHC Group;

               (iii) to file all consolidated federal income tax returns (and to amend such returns) and to compute the tax due with respect thereto (including, without limitation, determining the deductibility of interest during any taxable period for purpose of this Agreement), and to control, in its sole discretion, all tax audits and controversies affecting the RHC Group;

               (iv) to  determine  whether to elect  under  Treasury  Regulation
          Section 1.1502-20(g) to reattribute the losses of RBH to RHC; and

               (v) to determine whether a bad debt deduction may be claimed with respect to any liability of RBH to RHC.

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     8.   RESOLUTION  OF DISPUTES.

         Any disputes between or among the parties with respect to this Agreement shall be resolved by a nationally recognized public accounting firm or a nationally recognized law firm, which accounting firm or law firm shall be reasonably satisfactory to the disputing parties, and whose fees and expenses shall be shared equally by the disputing parties. Such determination shall be binding and conclusive on the disputing parties for the purposes hereof.

     9.   TERM.

         This Agreement shall be deemed to be in effect from the date of incorporation of RBH, and shall remain in effect indefinitely.

     10.  MISCELLANEOUS.

         (a) The Agreement constitutes the entire agreement of the parties concerning the subject matter hereof and supersedes all other agreements, whether or not written, in respect of any tax between or among RHC and RBH. This Agreement may not be amended except by an agreement n writing, signed by the parties thereto.

         (b) This Agreement has been made in and shall be construed in accordance with the laws of the State of Nevada.

         (c) This Agreement shall be binding upon and inure to the benefit of each party thereto and its respective successors and assigns.

         (d) All notices and other communications hereunder shall be in writing and shall be delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses and shall be deemed given on the date on which such notice is received:

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               If to RHC:

               Riviera Hotel & Casino
               2901 South Las Vegas Boulevard
               Las Vegas, Nevada  89109

               If to RBH:

               Riviera Black Hawk, Inc.
               444 Main Street
               Black Hawk, Colorado  80422

         (e) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (f) The headings of the paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof.

         (g) If any term or provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable, to any extent, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be effected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

         (h) RBH will continue to make the payments to RHC under the Agreement, despite the occurrence and continuation of any Default or Event of Default under the Indenture, dated as of June 3, 1999, between RBH as Issuer, and IBJ Whitehall Bank & Trust Company, as Trustee, pursuant to which $45 million Senior Notes due 2006 were issued. The payments due

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from RBH to RHC are not subordinate to the amounts payable on the Notes or under the Indenture.

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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                   RIVIERA HOLDINGS CORPORATION


                                   By:
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                                   Its:
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                                   RIVIERA BLACK HAWK, INC.


                                   By:
                                        ----------------------------------------
                                   Its:
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